Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Redpoint Bio Corporation

We consent to the use of our report dated March 13, 2007, except as to note 2, which is as of June 15, 2007, with respect to the consolidated balance sheets of Redpoint Bio Corporation and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006, and for the period from August 16, 1995 (inception) to December 31, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 10, 2007